TRANSMISSÃO
PAULISTA

RECEIVED
2007 DEC -5 P 5:3

Data São Paulo, November 29, 2007 *Ref.CT/FR/023/2007*

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

07028502

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**

PROCESSED
DEC 07 2007
THOMSON
FINANCIAL

SUPPL

Gentleman/Madam:

We are enclosing copies of the Notice to the Market issued on November 29, 2007 in Brazil regarding Companhia de Transmissão de Energia Elétrica Paulista for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely yours,

Gabriela Las Casas Sanches
Investor Relations

Enclosure: as above mentioned

Copy to: Edgar Piedra
The Bank of New York

TRANSMISSÃO
PAULISTA

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista
Companhia Aberta - CNPJ 02.998.611/0001-04

NOTICE TO THE MARKET

We inform that, clarifying the notice released yesterday through Agência Estado under the title *Rodovias: Colombiana ISA avalia entrar no setor de Concessões no BR* that CTEEP does not intend to enter the roads, gas and telecommunications segments, maintaining its focus in electric power transmission, so if its controller shareholder intends do enter these segments it will not be through CTEEP.

São Paulo, November 29th, 2007

Eduardo Feldmann Costa
Chief Financial Officer

END